November 13, 2015

Justin Dobbie

Legal Branch Chief

Office of Transportation and Leisure

Sonia Bednarowski

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Markham Woods Press Publishing Co., Inc.

Registration Statement on Form S-1/A

Filed October 1, 2015

File No. 333-206079

Dear Mr. Dobbie,

Below are the Company’s responses to your comment letter dated October 16, 2015:

General

1.

We note your response to our prior comment 4 and reissue in part. Please revise to consistently describe your proposed business and the nature of your operations. For example, on page 9, you reference “the business of niche of job search service online magazine websites,” but elsewhere you describe your business an online magazine that “is to be a platform for small cap companies to tell their story to potential investors.”

Revised by disclosing the following:

“The business of being a platform for small cap companies to tell their story to potential investors is very competitive. Barriers to entry on the Internet are relatively low, and we face competitive pressures from companies anxious to join this niche. There are a number of successful online magazine websites operated by proven companies that offer similar niche platforms, which may prevent us from gaining enough market share to become successful. These competitors have existing customers that may form a large part of our targeted client base, and such clients may be hesitant to switch over from already established competitors to our service. If we cannot gain enough market share, our business and our financial performance will be adversely affected.”

2.

We note the Crowdfunding section on your website located at http://opportunistmagazine.com/crowdfunding/. Please tell us what you intend to publish in this section of your website and, to the extent you intend to include offers for securities, please describe what involvement you plan to have with the offering and sale of securities.

We plan on publishing articles about crowdfunding originally written for our magazine or reprinted from outside sources with permission. We are not including offers for securities.

Risk Factors, page 6

Our insiders beneficially own 100% of our issued and outstanding stock, page 11

3.

We note your revised disclosure on page 11 that Donna Rayburn “own[s] 100,000 shares of [your] common stock in the aggregate, or 100% of [your] issued and outstanding common stock,” your disclosure on page 2 that you have 30,000,100 shares of common stock issued and outstanding and your disclosure on page 16 that you have issued 100 shares of your common stock since inception. Please revise for consistency.

Revised everywhere to reflect that there are currently 30,000,100 shares issued and outstanding, and at at certain times there were only 100 shares issued and outstanding.

All proceeds from the sale of shares offered by the company will be immediately, page 12

4.

Please clarify here that this offer is intended to be an all or nothing offering and therefore the proceeds of the offering will not be available for use by the company until the all of the shares being offered have been sold.

Revised by adding the following:

“This offer is intended to be an all or nothing offering and therefore the proceeds of the offering will not be available for use by the company until all of the minimum amount of shares have been sold.”

Description of Our Business, page 17

5.

We note your response to our prior comment 8. Please revise the disclosure in this section and throughout to describe your business as it exists today. For example, clarify whether you currently sell advertising space on your online magazine, whether you provide a newsletter to subscribers, whether you have editors, and whether your magazine has fifteen featured company or executive profiles in each issue that have been approved by each company and whether you currently have subscribers to your magazine. Please identify which aspects of your business operations are anticipatory, and, for such anticipatory operations, including participation in affiliate programs, discuss the estimated timelines and costs of reaching your business goals.

Added the following paragraph:

We currently do not have subscribers to our magazine, as it is provided online for free. We also currently do not sell advertising in our online magazine or provide a newsletter. However, within approximately six months after this filing becomes effective, we plan on shifting towards a business model in which we charge a subscription fee. At that time, we will begin selling advertising in our magazine and providing newsletters to subscribers. The Company’s budget to accomplish the foregoing is $38,000.

Revised the following paragraph by including the last sentence stating who the current editors are:

In addition, we encourage our readers to write and submit articles and commentary on matters that would be of interest to our readers. Such submissions are carefully reviewed by our editorial staff, and if accepted, go to publication. The two editors of our magazine are currently Donna Rayburn and Leslie Stone.

Revised by adding the word “currently” to the following:

Each of our online issues currently has up to 15 featured company or company executive profiles in it, each of which includes photography or graphic illustration as approved by the company. Each company pays us a fee for their feature to appear for at least 30 days. Therefore, these features should be regarded as a form of advertising, or “advertorial.” All fees paid will be disclosed in each issue’s “Disclaimer” section. All feature stories on companies are compiled using readily public information from stock exchanges, press releases, public filings, and elsewhere and reviewed and verified by each company’s management before publication. Readers, at no additional charge, have the option of being notified instantly via email, iPhone or iPad of new press releases or other just released information on companies that they are following.

Management, page 19

Management Team -- Business Experience, page 19

6.

We note your response to our prior comment 11 that you have added disclosure regarding Donna Rayburn’s business experience for the past five years and her term of office as a director and executive officer. However, it does not appear that you have added such disclosure. Please revise accordingly.

Revised as follows:

Donna Rayburn, age 52, President, Secretary and Director, Publisher. Donna Rayburn has broad experience in business and financial management and in overseeing the development and operations of start-up companies. Since December 2006, she has been the President, Secretary, Director, and Publisher of Markham Woods Press Publishing Co., Inc., a Florida corporation, which exists solely to be the publisher of the online business magazine, “Opportunist Magazine”, http://opportunistmagazine.com, published in the United States for an intended global audience.

Certain Relationships and Related Transactions, page 21

7.

We note your revised disclosure on page 21 in response to our prior comment 12. Please identify the related parties pursuant to Item 404 of Regulation S-K.

Revised by adding the following:

“On December 31, 2013, the Company entered into a three demand convertible promissory notes with a related party, Roy Meadows, which is Ms. Rayburn’s father, for an aggregate principal balance of $405,727, which each bear interest at 12% per annum and are due on demand.”

Principal Shareholder, page 21

8.

Please update the information regarding the beneficial ownership of your common stock as of the most recent date practicable.

Revised to reflect the following:

“The percentage ownership information shown in the table below is calculated based on 30,000,100 shares of our common stock issued and outstanding as of July 30, 2015.”

Description of Securities, page 24

9.

We note your response to our prior comment 13 that you have attached your amended Articles of Incorporation to the registration statement. However, it does not appear that you have included this document. Please file your amended Articles of Incorporation with your next amendment.

Please see amended Articles of Incorporation attached to Amendment.

Shares Eligible for Future Sale, page 25

Rule 144, page 25

10.

Please revise to clarify here that you are a shell company.

Revised by disclosing the following:

“The Company is a shell company.”

Very truly yours,

/s/ Donna Rayburn

Donna Rayburn

President

Markham Woods Press Publishing Co., Inc.

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